April 15, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Kuhn

Re:	Carrols Holdco Inc. Registration Statement on Form S-4 File No. 333-230554

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Carrols Holdco Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-230554) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission on or prior to 12:00 p.m. on April 16, 2019.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARROLS Holdco INC.

By:       /s/ William E. Myers

Name: William E. Myers

Title:    Vice President, General Counsel and Secretary